Exhibit 99.1

SOURCE: Neptune Technologies & Bioressources Inc.	PRESS RELEASE

Neptune’s customer is awarded “Product of the Year 2011” in Denmark

Laval, Québec, CANADA – September 28, 2011 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) (NASDAQ.NEPT - TSX.V.NTB) is proud to announce that Omnikrill (100% Pure NKO®) has been awarded as the Product of the Year in Denmark. Complimented among other things for its innovative profile, Omnikrill is a product commercialized by Biosym, a client of Neptune.

This great honour was granted to Biosym on September 17th during the largest health fair in Denmark (Helsam A/S). Amongst many nutraceutical products, Omnikrill distinguished itself as best product of the year

Health food store retailers in Denmark voted anonymously and described the winning product as: Innovative and ground-breaking- Supreme quality – Beneficial effect – Consideration for the environment – Highest content of active ingredients .

Biosym is one of the TOP 10 Dietary supplement selling brands in Denmark. Omnikrill was first introduced to the Danish market in 2009 and following its great success, the company decided to introduce it in Sweden in 2011.

“I would like to congratulate Neptune –since we could not have done this without their strong commitment to science and research, as well as the superior quality of NKO®, and their support whenever needed” stated Kim Nielsen, CEO of Biosym Danmark.

Biosym intends to commercially use this award in the upcoming months, an excellent exposure that NKO® will certainly benefit from.

Neptune is committed to supporting its partners in the development of new markets. “Our scientific, legal and marketing teams are working together toward educating the industry and consumers about this new generation of Omega-3s, its health benefits and promising future. This award is well-deserved and confirms our conviction in NKO’s potency” stated Caroline Gauthier, Marketing Manager at Neptune Technologies & Bioressources.

NKO® was also acknowledged in June of 2010 as the best product in Belgium during the 11th Congress of “Nutrition & Santé”.

About Neptune Technologies & Bioressources Inc.
Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.
Acasti Pharma (TSXV: APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.
NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:
Neptune Technologies & Bioressources Inc.
André Godin, CFO
+1.450.687.2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Dave Burwell
+1 212-732-4300	(888) 221-0915
dschustack@ceocast.com	dabe@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.